ChipBrain

Emotionally Intelligent AI for Sales Professionals



THE PROBLEM

Traditional training can't provide what sales reps actually need:
real-time, on-the-call coaching.

More than 50% of sales reps miss their quotas *(Forbes)*

Traditional sales training is inadequate

One in four sales reps believes their training is ineffective *(Training Industry)*

THE SOLUTION

ChipBrain is building an emotionally intelligent AI assistant that provides live coaching to sales professionals during customer calls to help them communicate more effectively.



- Uses machine learning to provide real-time feedback

- Informs sales reps about the changing emotional state of the customer

- Suggests what to say, when to say it, and how to say it in order to close a deal

- Provides post-call performance reports and holistic view of customer emotions via dashboard

"AI is the top growth area for sales teams — its adoption is forecasted to grow 139% over the next three years" — Salesforce

MARKET OPPORTUNITY

ChipBrain is emerging at a time when more sales teams are going virtual and embracing AI.

$1.1 billion

enablement software market expected to reach $2.6 billion over the next 4 years (marketandmarket.com)

60%

of sales reps reported that they've increased the amount of time spent virtually connecting with customers

"AI <u>can create $1.4 trillion to $2.6 trillion of value in marketing and sales</u> across the world's businesses"
— McKinsey

COMPETITIVE ADVANTAGES

ChipBrain's competitive advantages include a team of MIT doctorates, researchers and engineers, a board of accomplished business leaders with decades of sales experience, and state-of-the-art machine learning models and research.







A data-driven approach to steering sales conversations

Personalized feedback on individual sales reps' strengths and weaknesses

Real-time automated coaching for sales reps

BUSINESS MODEL

ChipBrain is a B2B software-as-a-service (SaaS) company.

- Subscription model

- Distributed as a standalone product and as an add-on to existing CRMS via key partnerships



TEAM

ChipBrain is led by MIT, Harvard and London School of Economics graduates, highly experienced in artificial intelligence, software engineering, and sales management.



Lisa Vo
Founder & CEO
- B.A. Computer Science, Harvard University
- Co-Founder Bluebonnet Data
- Software Engineer, Palantir Technologies



Harry Rein
Senior Engineer
- B.S. and M.S. in Computer Science, MIT
- Founder, Shop My Shelf
- Software Developer, Oracle



Curtis Northcutt
Founder & CTO
- M.S. Computer Science, MIT
- PhD Candidate Computer Science, MIT
- Chief AI Scientist, Knowledge AI
- Research Scientist, Facebook Reality Labs



John Heyer
Senior Engineer
- B.S. and M.S. in Computer Science, MIT
- Software Development Engineer Alexa AI, Amazon
- Graduate Research and Teaching Assistant, MIT

TEAM



Harrison Wang
Senior Engineer
- B.S. and M.S. in Computer Science, MIT
- Software Engineer, Inkbit
- Research Scientist, MIT Computational Fabrication Group



John Fanning
Founder & Advisor
- Former CEO and founding Chairman of napster
- Founder of NetGames
- Founder of NetCapital



Kenneth Acquah
Senior Engineer
- B.S. Computer Science/Mathematical Economics, MIT
- Researcher, MIT Computer Science and AI Lab
- Researcher, IBM



Patrick Cahill
Sales
- 30 Years Sales and Sales Training Experience
- Managing Director, MAC Venture Group
- MBA, London School of Economics

We believe that artificial intelligence can help salespeople become more emotionally intelligent, more persuasive, and ultimately more effective.